UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 1, 2007
Commission file number 001-15254
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☐           Form 40-F      ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      ☐          No     ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes      ☐          No     ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐          No     ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated August 1, 2007.

•	Interim Report to Shareholders for the six months ended June 30, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: August 1, 2007	By:	/s/”Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge reports another good quarter
   Highlights
•	Six month earnings increased 7% to $373.5 million

•	Six month adjusted operating earnings increased 9% to $358.9 million

•	Construction underway on numerous pipeline and terminal projects

•	Regulatory applications filed for Canadian portion of Alberta Clipper and Line 4 Extension

•	Joint venture proposal announced to move Canadian crude to U.S. Gulf Coast

•	Ontario Energy Board approves increase in EGD 2007 rates

•	Ontario Wind Project approved by provincial regulators and construction commenced
CALGARY, Alberta, August 1, 2007 – “Earnings for the first half of 2007 were again consistent with our expectations, increasing 7% from the prior year,” said Patrick D. Daniel, President and Chief Executive Officer. “The increase reflects steady performance across our diversified business segments. Project execution is currently a high priority with many of our previously announced organic growth projects nearing or entering the construction phase. The investment in these projects will generate decades of favourable cash flow and should support our medium-term goal of 8% to 10% average annual earnings per share growth over the next five years.
“A key driver of growth is the expansion of our crude oil pipeline system,” continued Mr. Daniel. “Currently, we are developing three large mainline expansion projects – the Southern Access Expansion, the Alberta Clipper project and the Line 4 Extension, which are expected to start coming into service in 2009. We are also advancing a number of transportation and storage projects upstream of the mainline hubs at Edmonton and Hardisty, including the Waupisoo Pipeline which is currently under construction and expected to be in service in 2008. Downstream of the Chicago hub, we are undertaking several projects such as the expansion of the Spearhead Pipeline only one year after the pipeline started moving crude from Chicago to Cushing; and the Southern Access Extension from Chicago to Patoka, Illinois.
“In addition to our crude oil pipelines, we are developing projects to bring diluent to the oil sands. One such project is the Southern Lights Pipeline, currently under construction. This pipeline is expected to bring 180,000 barrels per day of diluent from Chicago to Alberta to be blended with bitumen from the oil sands, and be in service in 2010.
“Our gas businesses outlook is also positive in light of continued growth and the upcoming multi-year incentive regulation at Enbridge Gas Distribution (EGD) and as we extend our offshore gas pipelines system to connect new U.S. Gulf offshore discoveries.”
On July 31, 2007, the Enbridge Board of Directors declared quarterly dividends of $0.3075 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2007 to shareholders of record on August 15, 2007.

Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Liquids Pipelines	65.8	68.6	134.7	134.9
Gas Pipelines	13.4	15.9	39.1	31.9
Sponsored Investments	33.4	23.2	51.2	43.4
Gas Distribution and Services	23.7	34.0	133.1	120.0
International	24.0	21.3	46.0	43.1
Corporate	(13.8)	(5.1)	(30.6)	(24.5)

	146.5	157.9	373.5	348.8

Earnings applicable to common shareholders were $373.5 million for the six months ended June 30, 2007, or $1.06 per share, compared with $348.8 million or $1.03 per share in 2006. Per share results in 2007 reflected the issuance of 15 million common shares in February 2007. The $24.7 million increase in earnings reflected a number of factors including a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was colder than normal compared with the first six months of 2006, which were significantly warmer than normal. Enbridge Offshore Pipelines (EOP) earnings increased in the first quarter as 2005 hurricane insurance proceeds were received. Within Sponsored Investments, a dilution gain resulted from Enbridge Energy Partners’ (EEP) issuance of more partnership units in the second quarter of 2007. Finally, there were reductions in federal future tax rates in the second quarter of both years however, the reduction in 2006 was much larger and contributed more to earnings in 2006.
Earnings applicable to common shareholders were $146.5 million for the three months ended June 30, 2007, or $0.41 per share, compared with $157.9 million, or $0.47 per share in 2006. The change in earnings reflected similar factors as for the six month results. However, the earnings increases in the second quarter were more than offset by the impact of the tax rate changes in the second quarter of the prior year.

Adjusted Operating Earnings

	Three months ended		Six months ended
(millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2007	2006	2007	2006

GAAP earnings as reported	146.5	157.9	373.5	348.8
Significant after-tax non-operating factors and variances:
Gas Pipelines
EOP property insurance recovery from 2005 hurricanes	—	—	(5.3)	—
Sponsored Investments
Dilution gain on EEP Class A unit issuance	(11.8)	—	(11.8)	—
EEP unrealized derivative fair value losses/(gains)	(0.4)	0.3	1.6	(2.4)
Revalue future income taxes due to tax rate changes	0.3	(6.0)	0.3	(6.0)
Gas Distribution and Services
Warmer/(colder) than normal weather affecting EGD[1]	(9.8)	9.4	(11.2)	30.7
Energy Services unrealized derivative fair value losses	0.2	—	4.5	—
Aux Sable unrealized derivative fair value losses	8.3	—	11.1	—
Revalue future income taxes due to tax rate changes	(3.8)	(28.9)	(3.8)	(28.9)
Corporate
Revalue future income taxes due to tax rate changes	—	(14.0)	—	(14.0)

Adjusted Operating Earnings	129.5	118.7	358.9	328.2

Adjusted Operating Earnings per Common Share	0.36	0.35	1.01	0.97

1.	The OEB’s July 5, 2007 Decision changed the method of calculating forecast weather, retroactive to January 1, 2007. The impact of the new method was reflected in the second quarter calculation of colder than normal weather.
Adjusted operating earnings were $358.9 million, or $1.01 per share, for the six months ended June 30, 2007, compared with $328.2 million, or $0.97 per share, for the six months ended June 30, 2006.
The increase in adjusted operating earnings was largely due to:
•	Improved operating margins and customer growth at EGD.

•	The Company’s increased ownership interest in EEP.

•	A full six months of earnings contributions from Olympic and Spearhead pipelines in 2007.
The unrealized derivative fair value gains and losses resulted from derivative instruments which are economically effective hedges but do not qualify for hedge accounting treatment.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH). The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the volatility in earnings from these operations and investments caused by changes in exchange rate. During the six months ended June 30, 2007, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in a $6.7 million (2006 — $9.8 million) cash benefit related to hedging, which was not included in reported earnings.
Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company’s dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers.
Liquids Pipelines

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge System	45.1	48.9	94.2	100.9
Athabasca System	13.0	13.8	26.6	26.1
Olympic Pipeline	1.5	2.0	5.2	2.6
Spearhead Pipeline	3.1	2.4	4.4	2.7
Feeder Pipelines and Other	3.1	1.5	4.3	2.6

	65.8	68.6	134.7	134.9

•	Enbridge System earnings decreased slightly from the prior year due to the impact of a strong labour market on compensation expense, higher pipeline integrity costs and increased taxes in the Terrace component.

•	Olympic Pipeline was acquired on February 1, 2006. Earnings for 2007 reflected a full six months of operations as well as increased nomination penalties from shippers and higher tolls from a tariff increase in July 2006. Olympic’s cost of service tolling methodology requires annual toll adjustments for over or under collections in prior years.

•	Spearhead Pipeline commenced operations in early March 2006. Earnings for 2007 reflected a full six months of operations as well as increased throughput, particularly in the second quarter.
Gas Pipelines

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Alliance Pipeline US	7.3	7.2	14.8	14.5
Vector Pipeline	3.1	2.7	6.9	6.8
Enbridge Offshore Pipelines (EOP)	3.0	6.0	17.4	10.6

	13.4	15.9	39.1	31.9

•	Enbridge Offshore Pipelines earnings for the year to date included $5.3 million related to insurance proceeds for the replacement of damaged infrastructure resulting from the 2005 hurricanes. EOP earnings also included insurance proceeds of $6.0 million from business interruption policies, which were not adjusted in the Company’s calculation of adjusted operating earnings because the related lost earnings were reflected in prior period earnings. The final claim settlement is expected in late 2007 or early 2008.

•	Enbridge Offshore Pipelines earnings for the first half of 2007 also reflected the impact of continuing natural production declines on deliveries to the pipelines. Expected start up of key new production sources continues to be delayed by the effects of the extreme 2005 hurricane season.
Sponsored Investments

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge Income Fund (EIF)	9.7	8.7	19.3	18.0
Enbridge Energy Partners (EEP)	12.2	8.5	20.4	19.4
Dilution gains in EEP	11.8	—	11.8	—
Revalue future income taxes due to tax changes in EIF	(0.3)	6.0	(0.3)	6.0

	33.4	23.2	51.2	43.4

•	EEP’s 2007 earnings included $1.6 million (net to Enbridge) of unrealized fair value losses on derivative financial instruments compared with unrealized fair value gains of $2.4 million in 2006. Second quarter earnings included $0.4 million (net to Enbridge) of unrealized fair value gains compared with losses of $0.3 million in 2006.

•	EEP’s six month 2007 adjusted operating earnings of $22.0 million (2006 — $17.0 million) reflected Enbridge’s increased ownership interest. EEP’s earnings were relatively consistent with the prior year as increased throughput on principal natural gas and liquids systems was offset by higher operating expenses. Six month results were also negatively impacted by higher natural gas measurement losses and a processing plant temporary shutdown for maintenance.

•	EEP issued partnership units in the second quarter of 2007 and because Enbridge did not fully participate in these offerings, dilution gains resulted and Enbridge’s ownership interest decreased from 16.6% on March 31, 2007 to 15.0% on June 30, 2007. During the first half of 2006, Enbridge had a 10.9% ownership interest in EEP.

•	In 2007, EIF’s earnings were reduced given the requirement to recognize future taxes within entities that will become taxable in 2011 as a result of the enactment of Bill C-52 “the Tax Fairness Plan”. This was partially offset by tax rate reductions on future income tax obligations previously recorded. The prior year included the impact of larger tax rate reductions.
Gas Distribution and Services

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge Gas Distribution	17.6	(5.1)	103.8	53.2
Noverco	(1.0)	1.2	16.0	15.1
CustomerWorks/ECS	1.5	3.7	5.5	10.3
Enbridge Gas New Brunswick	3.1	2.5	5.9	4.3
Other Gas Distribution	0.8	0.6	6.1	5.3
Energy Services	1.9	3.3	0.5	3.7
Aux Sable	(5.9)	0.2	(8.2)	1.2
Other	1.9	(1.3)	(0.3)	(2.0)
Revalue future income taxes due to tax rate changes	3.8	28.9	3.8	28.9

	23.7	34.0	133.1	120.0

•	EGD’s earnings improved from the prior year primarily due to the impact of colder weather. In 2006, weather was significantly warmer than normal, resulting in lower earnings, whereas in 2007, weather has been colder than normal. Earnings also increased because of improved expense management, customer growth and higher storage and transportation capacity transaction revenues.

•	CustomerWorks/ECS earnings decreased because, pursuant to an OEB recommendation, CustomerWorks transitioned customer care services related to EGD to a third party service provider.

•	Energy Services earnings in 2007 reflected $4.5 million of unrealized fair value losses ($0.2 million in the second quarter of 2007) on derivative instruments. After adjusting for these losses, performance over the six months was stronger, which resulted from increased optimization of Enbridge assets, improved market fundamentals for crude oil and increased transportation and storage volumes, all at Tidal Energy. Energy Services includes Gas Services and Tidal Energy, which was included in Other in prior years.

•	Aux Sable earnings reflected unrealized fair value losses on derivative financial instruments of $11.1 million ($8.3 million in the second quarter of 2007). These financial instruments are used to mitigate the uncertainty of the Company’s share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Fractionation margins have been positive throughout the first half of 2007 and during the second quarter, the Company recognized earnings under the upside sharing agreement.

International

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

CLH	16.7	14.7	31.2	28.0
OCENSA/CITCol	8.1	8.1	16.4	16.3
Other	(0.8)	(1.5)	(1.6)	(1.2)

	24.0	21.3	46.0	43.1

•	CLH earnings increased slightly due to higher transportation tariffs, higher volumes and the impact of a stronger Euro.
Corporate

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2007	2006	2007	2006

Corporate	(13.8)	(19.1)	(30.6)	(38.5)
Revalue future income taxes due to tax rate changes	—	14.0	—	14.0

	(13.8)	(5.1)	(30.6)	(24.5)

•	After adjusting for the revalue of future income taxes due to tax rate changes, Corporate costs decreased, primarily due to decreased interest expense resulting from lower levels of corporate debt which was repaid from the proceeds of the $566.4 million issuance of equity on February 2, 2007. Interest expense in Corporate was also lower in the second quarter of 2007 because the Company began to capitalize interest on certain organic growth projects, financed through Corporate debt.
Conference Call
Enbridge will hold a conference call on Wednesday, August 1, 2007 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the second quarter 2007 results. Analysts, members of the media and other interested parties can access the call at 617-213-4861 or toll-free at 1-888-713-4199 using the access code of 28881509. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 69728638.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock

Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this News Release constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this News Release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this News Release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Bob Rahn
(403) 508-6563	(403) 231-7398
E-mail: jennifer.varey@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Six months ended
(unaudited; millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2007	2006	2007	2006

Earnings Applicable to Common Shareholders
Liquids Pipelines	65.8	68.6	134.7	134.9
Gas Pipelines	13.4	15.9	39.1	31.9
Sponsored Investments	33.4	23.2	51.2	43.4
Gas Distribution and Services	23.7	34.0	133.1	120.0
International	24.0	21.3	46.0	43.1
Corporate	(13.8)	(5.1)	(30.6)	(24.5)

	146.5	157.9	373.5	348.8

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	305.5	262.0	722.4	585.6
Cash provided by operating activities	415.3	485.3	1,181.2	1,199.8
Expenditures on property, plant and equipment	457.8	247.2	901.6	400.7
Acquisitions and long-term investments	14.8	0.2	15.4	156.3
Common share dividends	112.9	100.8	225.8	201.4

Per Share Information
Earnings per Common Share	0.41	0.47	1.06	1.03
Diluted Earnings per Common Share	0.41	0.46	1.05	1.02
Dividends per Common Share	0.3075	0.2875	0.6150	0.5750

Shares Outstanding (millions)
Weighted Average Common Shares Outstanding			353.6	339.3
Diluted Weighted Average Common Shares Outstanding			356.7	342.5

Operating
Liquids Pipelines — Deliveries (thousands of barrels per day)
Enbridge System	2,074	2,054	2,153	2,103
Athabasca System	236	315	263	317
Spearhead Pipeline	112	72	101	72
Olympic Pipeline	280	284	281	288
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,607	1,592	1,641	1,636
Vector Pipeline	973	1,011	990	1,082
Enbridge Offshore Pipelines	2,105	2,229	2,064	2,149
Gas Distribution and Services[1]
Volumes (billion cubic feet)	77	70	269	240
Number of active customers (thousands)	1,876	1,825	1,876	1,825
Degree day deficiency[2]
Actual	487	439	2,395	2,105
Forecast based on normal weather	499	546	2,288	2,440

1.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

2.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenues
Commodity sales	2,161.0	1,791.1	4,847.6	4,496.5
Transportation	482.7	478.3	1,085.0	1,062.2
Energy services	85.0	57.8	154.3	115.2

	2,728.7	2,327.2	6,086.9	5,673.9

Expenses
Commodity costs	2,047.0	1,695.6	4,578.8	4,287.6
Operating and administrative	274.6	248.9	554.9	503.3
Depreciation and amortization	151.9	146.2	299.0	292.2

	2,473.5	2,090.7	5,432.7	5,083.1

	255.2	236.5	654.2	590.8
Income from Equity Investments	36.4	43.3	80.4	98.1
Other Investment Income	67.0	22.7	108.6	50.2
Interest Expense	(133.2)	(136.8)	(273.8)	(275.1)

	225.4	165.7	569.4	464.0
Non-Controlling Interests	(19.4)	(19.8)	(25.0)	(33.2)

	206.0	145.9	544.4	430.8
Income Taxes	(57.8)	13.7	(167.5)	(78.6)

Earnings	148.2	159.6	376.9	352.2
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	146.5	157.9	373.5	348.8

Earnings Per Common Share	0.41	0.47	1.06	1.03

Diluted Earnings Per Common Share	0.41	0.46	1.05	1.02

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2007	2006	2007	2006

Earnings	148.2	159.6	376.9	352.2
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	32.3	—	41.5	—
Reclassification to earnings of realized cash flow hedges, net of tax	9.6	—	16.9	—
Other comprehensive gain/(loss) from equity investees	5.2	—	(5.0)	—
Non-Controlling interest in other comprehensive income	(2.8)	—	3.0	—
Change in foreign currency translation adjustment	(247.9)	(101.3)	(278.7)	(83.9)
Change in unrealized gains on net investment hedges, net of tax	98.0	36.8	100.1	30.5

Comprehensive Income	42.6	95.1	254.7	298.8

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Six months ended
	June 30,
(unaudited; millions of Canadian dollars)	2007	2006

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	2,416.1	2,343.8
Common shares issued	566.4	—
Dividend reinvestment and share purchase plan	9.2	9.5
Shares issued on exercise of stock options	18.7	35.0

Balance at End of Period	3,010.4	2,388.3

Contributed Surplus
Balance at beginning of period	18.3	10.0
Stock-based compensation	6.4	3.6
Option exercises	(1.0)	(1.3)

Balance at End of Period	23.7	12.3

Retained Earnings
Balance at beginning of period	2,322.7	2,098.2
Earnings applicable to common shareholders	373.5	348.8
Cumulative impact of change in accounting policy	(47.0)	—
Common share dividends	(225.8)	(201.4)
Dividends paid to reciprocal shareholder	6.7	6.1

Balance at End of Period	2,430.1	2,251.7

Accumulated Other Comprehensive Loss
Balance at beginning of period	(135.8)	(171.8)
Cumulative impact of change in accounting policy	48.2	—
Other comprehensive loss	(122.2)	(53.4)

Balance at End of Period	(209.8)	(225.2)

Reciprocal Shareholding
Balance at beginning of period	(135.7)	(135.7)
Participation in common shares issued	(18.6)	—

Balance at End of Period	(154.3)	(135.7)

Total Shareholders’ Equity	5,225.1	4,416.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2007	2006	2007	2006

Cash Provided By Operating Activities
Earnings	148.2	159.6	376.9	352.2
Depreciation and amortization	151.9	146.2	299.0	292.2
Unrealized losses on derivative instruments	6.4	—	13.5	—
Equity earnings in excess of cash distributions	(3.2)	(8.2)	(27.9)	(42.8)
Gain on reduction of ownership interest	(33.9)	—	(33.9)	—
Future income taxes	5.6	(49.7)	71.3	(48.1)
Other	30.5	14.1	23.5	32.1
Changes in operating assets and liabilities	109.8	223.3	458.8	614.2

	415.3	485.3	1,181.2	1,199.8

Investing Activities
Acquisitions	—	—	—	(101.4)
Long-term investments	(14.8)	(0.2)	(15.4)	(54.9)
Additions to property, plant and equipment	(457.8)	(247.2)	(901.6)	(400.7)
Affiliate loans	—	28.0	—	28.0
Change in construction payable	45.8	6.6	3.7	(14.3)

	(426.8)	(212.8)	(913.3)	(543.3)

Financing Activities
Net change in short-term borrowings and short-term debt	(536.3)	214.4	(1,110.4)	(553.2)
Net change in non-recourse short-term debt	3.9	4.5	7.2	4.5
Long-term debt issues	693.7	—	1,156.6	500.0
Long-term debt repayments	—	(400.0)	(534.5)	(400.0)
Non-recourse long-term debt issues	—	0.8	14.4	2.8
Non-recourse long-term debt repayments	(28.2)	(27.1)	(28.7)	(29.7)
Distributions to non-controlling interests	(7.0)	(13.8)	(12.7)	(19.9)
Common shares issued	18.7	18.4	586.2	38.5
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(112.9)	(100.8)	(225.8)	(201.4)

	30.2	(305.3)	(151.1)	(661.8)

Increase/(Decrease) in Cash and Cash Equivalents	18.7	(32.8)	116.8	(5.3)
Cash and Cash Equivalents at Beginning of Period	237.8	181.4	139.7	153.9

Cash and Cash Equivalents at End of Period	256.5	148.6	256.5	148.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2007	2006

Assets
Current Assets
Cash and cash equivalents	256.5	139.7
Accounts receivable and other	2,059.2	2,045.6
Inventory	547.0	868.9

	2,862.7	3,054.2
Property, Plant and Equipment, net	11,656.0	11,264.7
Long-Term Investments	2,154.2	2,299.4
Deferred Amounts and Other Assets	1,024.5	924.5
Intangible Assets	225.1	241.5
Goodwill	385.8	394.9
Future Income Taxes	175.0	200.1

	18,483.3	18,379.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	162.4	807.9
Accounts payable and other	1,877.9	1,723.8
Interest payable	91.1	95.1
Current maturities and short-term debt	200.7	537.0
Current portion of non-recourse debt	58.7	60.1

	2,390.8	3,223.9
Long-Term Debt	7,385.9	7,054.0
Non-Recourse Long-Term Debt	1,545.0	1,622.0
Other Long-Term Liabilities	234.2	91.1
Future Income Taxes	1,039.3	1,062.5
Non-Controlling Interests	663.0	715.2

	13,258.2	13,768.7

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,010.4	2,416.1
Contributed surplus	23.7	18.3
Retained earnings	2,430.1	2,322.7
Accumulated other comprehensive loss	(209.8)	(135.8)
Reciprocal shareholding	(154.3)	(135.7)

	5,225.1	4,610.6

	18,483.3	18,379.3

See accompanying notes to the unaudited consolidated financial statements.

SEGMENTED INFORMATION

Three months ended June 30, 2007
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	258.2	78.5	69.2	2,320.6	2.2	—	2,728.7
Commodity costs	—	—	—	(2,047.0)	—	—	(2,047.0)
Operating and administrative	(100.5)	(20.8)	(19.9)	(125.0)	(3.4)	(5.0)	(274.6)
Depreciation and amortization	(38.9)	(21.3)	(19.9)	(70.5)	(0.3)	(1.0)	(151.9)

	118.8	36.4	29.4	78.1	(1.5)	(6.0)	255.2
Income from equity investments	(0.1)	—	27.6	(5.2)	14.4	(0.3)	36.4
Other investment income	3.5	1.8	35.8	3.8	12.2	9.9	67.0
Interest and preferred share dividends	(24.7)	(16.6)	(15.3)	(47.7)	—	(30.6)	(134.9)
Non-controlling interests	(0.5)	—	(17.1)	(1.8)	—	—	(19.4)
Income taxes	(31.2)	(8.2)	(27.0)	(3.5)	(1.1)	13.2	(57.8)

Earnings applicable to common shareholders	65.8	13.4	33.4	23.7	24.0	(13.8)	146.5

Three months ended June 30, 2006
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	246.1	86.4	63.4	1,928.5	2.8	—	2,327.2
Commodity costs	—	—	—	(1,695.6)	—	—	(1,695.6)
Operating and administrative	(85.2)	(24.7)	(18.0)	(113.5)	(4.6)	(2.9)	(248.9)
Depreciation and amortization	(40.1)	(20.4)	(17.9)	(66.4)	(0.1)	(1.3)	(146.2)

	120.8	41.3	27.5	53.0	(1.9)	(4.2)	236.5
Income from equity investments	(0.1)	—	22.7	6.6	14.1	—	43.3
Other investment income	0.8	3.2	0.8	6.1	13.6	(1.8)	22.7
Interest and preferred share dividends	(27.6)	(18.5)	(15.0)	(46.1)	—	(31.3)	(138.5)
Non-controlling interests	(0.5)	—	(17.9)	(1.4)	—	—	(19.8)
Income taxes	(24.8)	(10.1)	5.1	15.8	(4.5)	32.2	13.7

Earnings applicable to common shareholders	68.6	15.9	23.2	34.0	21.3	(5.1)	157.9

Six months ended June 30, 2007
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	531.9	165.1	132.8	5,252.2	4.9	—	6,086.9
Commodity costs	—	—	—	(4,578.8)	—	—	(4,578.8)
Operating and administrative	(202.4)	(41.1)	(37.3)	(259.0)	(7.2)	(7.9)	(554.9)
Depreciation and amortization	(77.9)	(44.3)	(38.1)	(136.1)	(0.5)	(2.1)	(299.0)

	251.6	79.7	57.4	278.3	(2.8)	(10.0)	654.2
Income from equity investments	(0.4)	—	44.2	8.0	29.2	(0.6)	80.4
Other investment income	3.7	17.1	36.8	8.1	21.1	21.8	108.6
Interest and preferred share dividends	(49.8)	(34.2)	(30.5)	(100.5)	—	(62.2)	(277.2)
Non-controlling interests	(0.7)	—	(21.1)	(3.2)	—	—	(25.0)
Income taxes	(69.7)	(23.5)	(35.6)	(57.6)	(1.5)	20.4	(167.5)

Earnings applicable to common shareholders	134.7	39.1	51.2	133.1	46.0	(30.6)	373.5

Six months ended June 30, 2006
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	493.9	173.1	125.4	4,876.2	5.3	—	5,673.9
Commodity costs	—	—	—	(4,287.6)	—	—	(4,287.6)
Operating and administrative	(170.0)	(47.1)	(32.9)	(238.9)	(7.8)	(6.6)	(503.3)
Depreciation and amortization	(78.7)	(42.4)	(36.0)	(132.1)	(0.4)	(2.6)	(292.2)

	245.2	83.6	56.5	217.6	(2.9)	(9.2)	590.8
Income from equity investments	(0.1)	—	54.2	17.6	26.4	—	98.1
Other investment income	1.0	6.0	1.7	10.4	25.7	5.4	50.2
Interest and preferred share dividends	(50.8)	(37.3)	(30.0)	(94.8)	—	(65.6)	(278.5)
Non-controlling interests	(0.9)	—	(30.0)	(2.3)	—	—	(33.2)
Income taxes	(59.5)	(20.4)	(9.0)	(28.5)	(6.1)	44.9	(78.6)

Earnings applicable to common shareholders	134.9	31.9	43.4	120.0	43.1	(24.5)	348.8

Enbridge Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended June 30, 2007
Dated July 31, 2007
This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2007. It should also be read in conjunction with the audited consolidated financial statements and MD&A included in the Company’s Annual Report for the year ended December 31, 2006. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.
Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Liquids Pipelines	65.8	68.6	134.7	134.9
Gas Pipelines	13.4	15.9	39.1	31.9
Sponsored Investments	33.4	23.2	51.2	43.4
Gas Distribution and Services	23.7	34.0	133.1	120.0
International	24.0	21.3	46.0	43.1
Corporate	(13.8)	(5.1)	(30.6)	(24.5)

	146.5	157.9	373.5	348.8

Earnings applicable to common shareholders were $373.5 million for the six months ended June 30, 2007, or $1.06 per share, compared with $348.8 million or $1.03 per share in 2006. Per share results in 2007 reflected the issuance of 15 million common shares in February 2007. The $24.7 million increase in earnings reflected a number of factors including a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was colder than normal compared with the first six months of 2006, which were significantly warmer than normal. Enbridge Offshore Pipelines (EOP) earnings increased in the first quarter as 2005 hurricane insurance proceeds were received. Within Sponsored Investments, a dilution gain resulted from Enbridge Energy Partners’ (EEP) issuance of more partnership units in the second quarter of 2007. Finally, there were reductions in federal future tax rates in the second quarter of both years however, the reduction in 2006 was much larger and contributed more to earnings in 2006.
Earnings applicable to common shareholders were $146.5 million for the three months ended June 30, 2007, or $0.41 per share, compared with $157.9 million, or $0.47 per share in 2006. The change in earnings reflected similar factors as for the six month results. However, the earnings increases in the second quarter were more than offset by the impact of the tax rate changes in the second quarter of the prior year.
FORWARD LOOKING INFORMATION
In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.
ADJUSTED OPERATING EARNINGS

	Three months ended		Six months ended
(millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2007	2006	2007	2006

GAAP earnings as reported	146.5	157.9	373.5	348.8
Significant after-tax non-operating factors and variances:
Gas Pipelines
EOP property insurance recovery from 2005 hurricanes	—	—	(5.3)	—
Sponsored Investments
Dilution gain on EEP Class A unit issuance	(11.8)	—	(11.8)	—
EEP unrealized derivative fair value losses/(gains)	(0.4)	0.3	1.6	(2.4)
Revalue future income taxes due to tax rate changes	0.3	(6.0)	0.3	(6.0)
Gas Distribution and Services
Warmer/(colder) than normal weather affecting EGD[1]	(9.8)	9.4	(11.2)	30.7
Energy Services unrealized derivative fair value losses	0.2	—	4.5	—
Aux Sable unrealized derivative fair value losses	8.3	—	11.1	—
Revalue future income taxes due to tax rate changes	(3.8)	(28.9)	(3.8)	(28.9)
Corporate
Revalue future income taxes due to tax rate changes	—	(14.0)	—	(14.0)

Adjusted Operating Earnings	129.5	118.7	358.9	328.2

Adjusted Operating Earnings per Common Share	0.36	0.35	1.01	0.97

[1]	The OEB’s July 5, 2007 decision changed the method of calculating forecast weather, retroactive to January 1, 2007. The impact of the new method was reflected in the second quarter calculation of colder than normal weather.
Each of the significant non-operating factors is described in the Financial Results sections for the respective business segment. The unrealized derivative fair value gains and losses resulted from derivative instruments which are economically effective hedges but do not qualify for hedge accounting treatment.
Adjusted operating earnings were $358.9 million, or $1.01 per share, for the six months ended June 30, 2007, compared with $328.2 million, or $0.97 per share, for the six months ended June 30, 2006.
The increase in adjusted operating earnings was largely due to:
•	Improved operating margins and customer growth at EGD.

•	The Company’s increased ownership interest in EEP.

•	A full six months of earnings contributions from Olympic and Spearhead pipelines in 2007.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH). The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the volatility in earnings on these operations and investments caused by changes in exchange rates. During the first half of 2007, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $6.7 million (2006 — $9.8 million) of cash benefit related to hedging, which was not included in reported earnings.
Non-GAAP Measures
This MD&A contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company’s dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers.
RECENT DEVELOPMENTS
Spearhead Pipeline Expansion
The Company successfully completed the Spearhead Pipeline Expansion Open Season during the quarter. The expansion, expected to cost US$0.1 billion, will increase capacity from Chicago, Illinois to Cushing, Oklahoma by 65,000 barrels per day (bpd) to 190,000 bpd. Of the 65,000 bpd increased capacity, 30,000 bpd was committed to new shippers. The remaining 35,000 bpd capacity is available for spot shippers, unless the committed shippers exercise their preferential right to 30,000 bpd of this capacity. The expansion is expected to be completed in early 2009.
Southern Access Mainline Expansion
Following the approval of tolling agreements by the Federal Energy Regulatory Commission (FERC) and the National Energy Board (NEB) in 2006, construction continues on the Southern Access Mainline Expansion. Recently revised estimates for labour, materials and rights-of-way resulted in a revised total estimated capital cost for the project of US$2.1 billion (Enbridge — $0.3 billion, EEP - US$1.8 billion). The expansion will be completed in stages, finishing in 2009.
Alberta Clipper Project
In the second quarter of 2007, Enbridge filed an application with the NEB to construct a new 36-inch diameter, 1,607 kilometre (1,000 mile) crude oil pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing right-of-way. The application includes a commercial supplement which sets out the tolling principles and risk and return parameters agreed to with shippers. Enbridge’s affiliate, EEP, finalized commercial terms with customers and plans to file a similar application and set of toll principles with the FERC for the United States portion of the Alberta Clipper project. Pending regulatory approval, Enbridge anticipates bringing Alberta Clipper into service in mid-2010. The project will have an initial capacity of 450,000 bpd, is expandable to 800,000 bpd and will form part of the existing Enbridge system in Canada and the EEP Lakehead system in the United States.
The Canadian segment of the line is now expected to cost $2.0 billion (2007 dollars, excluding allowance for funds used during construction) and the U.S. segment, to be undertaken by EEP, is expected to cost US$1.0 billion (2007 dollars, excluding capitalized interest). Increased cost estimates are a result of a shortage of skilled labour. In addition, detailed environmental and engineering studies have been completed and are reflected in the revised cost estimate.

Line 4 Extension Project
In the second quarter of 2007, Enbridge filed a regulatory application with the NEB for the construction and operation of the $0.3 billion Line 4 Extension project. Subject to regulatory approvals, the project, involving construction of 136 kilometres (85 miles) of 36-inch diameter pipe on the mainline system between Edmonton, Alberta and Hardisty, Alberta, is expected to be in service in early 2009.
Waupisoo Pipeline
The $0.5 billion 30-inch diameter crude oil pipeline from the Cheecham terminal on the Athabasca Pipeline to Edmonton, Alberta received approval from the Alberta Energy and Utilities Board in February 2007. During the second quarter of 2007, Enbridge began construction on the pipeline. It is expected to be in service in mid-2008.
Long Lake and Surmont Oil Sands Projects
The construction of the laterals and facilities at Long Lake were completed in the first half of 2007 and are expected to be in service in late 2007 to coincide with the first production from the Long Lake Oil Sands Project. The Company has completed construction on the Surmont Oil Sands Project and is awaiting first production.
United States Gulf Coast Initiative
During the second quarter of 2007, it was announced that Enbridge and ExxonMobil are jointly pursuing the potential for a crude oil pipeline from Patoka, Illinois to Beaumont, Texas and onward to Houston, Texas. This pipeline project is in the initial stages, as Enbridge and ExxonMobil are in discussions with potential shippers regarding scope, timing, and value of the project. An in-service date of late 2010 is targeted, if there is sufficient commercial support.
The Gateway Project
Activities continue in support of the Gateway Project, which includes a crude oil export line from the Edmonton, Alberta area to Kitimat, British Columbia and a condensate import line from Kitimat to the Edmonton area. The Company estimates that the in-service date will be in the 2012 — 2014 timeframe.
Southern Lights Pipeline
During the quarter, the Company filed state and federal applications for the United States portion of the US$1.3 billion Southern Lights diluent pipeline project. Enbridge filed for regulatory approval of the Canadian portion of the pipeline with the NEB in the first quarter of 2007, having obtained long-term commitments from shippers in 2006. Construction activities are underway and the 180,000 bpd diluent line is expected to be in service in 2010.
Other Projects
Progress continues on a number of other Liquids Pipeline projects, including the Southern Access Extension, Hardisty Contract Terminal, Stonefell Terminal and Downstream Terminalling. In service dates and capital expenditures are consistent with prior disclosures. The revised tolling methodology application for the Southern Access Extension will not be filed with the FERC until the third quarter of 2007. However, this does not alter the estimated in-service date of 2009. In late April 2007, the construction and commissioning of the Athabasca Pipeline Expansion projects were completed and placed into service.
Construction Commitments
The Company has signed contracts for the purchase of pipe and other materials totaling $718 million, to be used in the construction of several liquids pipelines projects including the Southern Lights project, the Alberta Clipper project, the Southern Access Expansion and Extension as well as the Line 4 Extension project. The Company expects to take delivery of the pipe concurrent with the project schedules. Commitments associated with these contracts are supported by industry as necessary to expedite the project in-service dates.

Vector Pipeline
Vector Pipeline continues to progress with a US$0.1 billion expansion from 1.0 billion cubic feet/day (bcf/d) to 1.2 bcf/d. In the first quarter of 2007, Vector obtained FERC approval for the expansion and secured 10-year firm transportation contracts for the new capacity. Construction commenced during the quarter and the expansion is expected to be in service in the fourth quarter of 2007.
Neptune Pipeline
Enbridge Offshore Pipelines held a successful Open Season for the Neptune crude oil offshore pipeline in the Green Canyon Corridor. The 26-mile (42-kilometre), 20-inch diameter pipeline will have a capacity of 60,000 bpd, is under construction and is expected to be in service in September of 2007 at a cost of US$0.1 billion.
East Texas System Expansion and Extension (Project Clarity)
Enbridge’s affiliate, EEP, completed the first phase of Project Clarity in late March 2007 and began operations in the second quarter. The Clarity project includes the construction of a 36-inch diameter intrastate natural gas pipeline from Bethel, Texas to Orange County, Texas, adding 0.7 bcf/d of capacity. The first phase of the project included construction of a 24-inch diameter intrastate pipeline that extends approximately 60 miles from Marquez, Texas to Crockett, Texas and a 36-inch diameter pipeline that extends approximately 53 miles from Crockett to Goodrich, Texas. Also completed in the first phase was construction on a 0.2 bcf/d treating facility near Marquez, which is connected to the 36-inch diameter intrastate pipeline via a new 24-inch diameter pipeline. The remainder of the Clarity project is expected to be completed in stages throughout 2007 and early 2008.
North Dakota System Expansion
On June 18, 2007, Enbridge’s affiliate, EEP, commenced a binding Open Season for the proposed US$0.1 billion Phase 6 expansion of the Enbridge North Dakota Pipeline System. The Phase 6 expansion, if fully subscribed, would increase system capacity from 110,000 bpd to 155,000 bpd.
2007 Rate Application – EGD
EGD filed its 2007 rate application with the Ontario Energy Board (OEB) in August 2006 which consisted of a traditional cost of service methodology application. During the first quarter, the OEB approved settlements reached with stakeholders related to capital, operating and maintenance expenditure budgets, permitting EGD to implement a partial rate increase effective April 1, 2007. The OEB released a final decision on the remaining issues of the 2007 rate application on July 5, 2007. As a result, EGD will implement an additional rate increase later this year, which will enable EGD to recover the approved amounts retroactively to January 1, 2007. The key elements of the decision are summarized below:

Regulatory year ending December 31,	Approved 2007	Approved 2006

Rate base (millions) — estimated for 2007[1]	$3,745.7	$3,633.6
Deemed common equity for regulatory purposes	36%	35%
Rate of return on common equity	8.39%	8.74%

[1]	EGD’s final rate base is subject to review of the OEB prior to release of the 2007 rate order later in the year. No material change in rate base is expected from such review.
EGD was granted a 1% increase in the equity component of its deemed capital structure to 36% from 35% reflecting changes in EGD’s business risk environment and financial risk position. In addition, a new 20 year trend method to calculate normal weather for EGD’s main franchise area, the Greater Toronto Area, was approved. Finally, EGD was directed to cease its risk management program, which utilized price swaps, calls and collars to manage the volatility in the price of natural gas.

Rate Regulation — Incentive Regulation (IR)
During 2006, EGD commenced consultation with the OEB with respect to shifting to an IR methodology for rate setting purposes. EGD expects that IR will start in 2008, with 2007 as the base year for a potential four to five year plan. During the second quarter, the OEB directed EGD to file an application for rates commencing in 2008 based on an IR methodology, which EGD subsequently filed. EGD expects to file the supporting evidence in early August with the regulatory hearing process on the IR model taking place during the remainder of 2007.
Storage Project
In November 2006, EGD announced that it is conducting a binding Open Season for high deliverability natural gas storage services at EGD’s Southwestern Ontario storage facility. In April 2007, EGD signed storage contracts for daily services totaling 2.8 million gigajoules (GJ), or approximately 2.6 bcf, of storage capacity, including 10 or 20-day storage service with firm year-round withdrawal and injection levels. On July 30, 2007, the OEB released a final decision upholding an earlier decision to cease regulating prices for any new storage services offered by EGD. As a result, EGD will proceed with development of the project.
Customer Care and Customer Information System (CIS) Agreements
Effective April 1, 2007, EGD has entered into five-year Customer Care Services contracts with third party service providers for meter reading, billing, billing administration, call handling and collections. The total costs of the contracts are approximately $274 million over the five year term. EGD is planning to have a new CIS system in service by July 2009 to meet regulatory requirements and to meet the need for a more robust and technologically up-to-date system. The OEB has approved a six-year rate recovery arrangement for the customer care services and a ten-year recovery of the $119 million in capital to be invested in the new CIS.
Permit Fees
In December 2006, the Ontario government introduced a regulation which enables municipalities to charge natural gas utilities administrative fees to work on municipal roadways. EGD believes that the permit fees should not apply to natural gas utilities. To ensure recovery in rates, EGD is considering an application with the regulator.
Ontario Wind Project
Construction of the Ontario Wind Project in Kincardine is set to commence in the summer of 2007. On July 20, 2007, the Ontario Municipal Board and the Ontario Ministry of the Environment ruled in favour of the construction of Enbridge’s wind power project. The Ministry of the Environment has indicated that the project is compliant with its noise guidelines. The project is expected to produce 182 MW of electricity and, on completion, will be one of the largest wind power projects in Canada.
FINANCIAL RESULTS
Liquids Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge System	45.1	48.9	94.2	100.9
Athabasca System	13.0	13.8	26.6	26.1
Olympic Pipeline	1.5	2.0	5.2	2.6
Spearhead Pipeline	3.1	2.4	4.4	2.7
Feeder Pipelines and Other	3.1	1.5	4.3	2.6

	65.8	68.6	134.7	134.9

Earnings from Liquids Pipelines for the six months ended June 30, 2007 were comparable with the prior year.
Enbridge System earnings decreased slightly from the prior year due to higher compensation expense driven by a strong labour market, higher pipeline integrity costs and increased taxes in the Terrace component.
Olympic Pipeline was acquired on February 1, 2006. Earnings for 2007 reflected a full six months of operations as well as increased nomination penalties from shippers and higher tolls from a tariff increase in July 2006. Olympic’s cost of service tolling methodology requires annual toll adjustments for over or under collections in prior years.
Spearhead Pipeline commenced operations in early March 2006. Earnings for 2007 reflected a full six months of operations as well as increased throughput, particularly in the second quarter.
Earnings for the three months ended June 30, 2007 were $65.8 million compared with $68.6 million for the three months ended June 30, 2006. The decrease was primarily due to a reduction in Enbridge System earnings for the same reasons as noted for the six month results.
Gas Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Alliance Pipeline US	7.3	7.2	14.8	14.5
Vector Pipeline	3.1	2.7	6.9	6.8
Enbridge Offshore Pipelines (EOP)	3.0	6.0	17.4	10.6

	13.4	15.9	39.1	31.9

Earnings from Gas Pipelines were $39.1 million for the six months ended June 30, 2007, an increase of $7.2 million from the same period in the prior year. The increase was due mainly to insurance proceeds at EOP.
Enbridge Offshore Pipelines earnings for the year to date included $5.3 million related to insurance proceeds for the replacement of damaged infrastructure resulting from the 2005 hurricanes. EOP earnings also included insurance proceeds of $6.0 million from business interruption policies, which were not adjusted in the Company’s calculation of adjusted operating earnings because the related lost earnings were reflected in prior period earnings. The final claim settlement is expected in late 2007 or early 2008.
For the three months ended June 30, 2007, Gas Pipelines earned $13.4 million compared with $15.9 million for the three months ended June 30, 2006. The decrease reflected a reduction in EOP’s second quarter earnings due to impacts of natural production declines on deliveries to the pipelines. Expected startup of key new production sources continues to be delayed by the effects of the extreme 2005 hurricane season.

Sponsored Investments
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge Income Fund (EIF)	9.7	8.7	19.3	18.0
Enbridge Energy Partners (EEP)	12.2	8.5	20.4	19.4
Dilution gains in EEP	11.8	—	11.8	—
Revalue future income taxes due to tax changes in EIF	(0.3)	6.0	(0.3)	6.0

	33.4	23.2	51.2	43.4

Earnings for the six months ended June 30, 2007 were $51.2 million compared with $43.4 million in the same period of 2006. The increase was due to dilution gains in EEP partially offset by a more significant impact of tax changes on future income tax balances in 2006.
EEP’s 2007 earnings included $1.6 million (net to Enbridge) of unrealized fair value losses on derivative financial instruments compared with unrealized fair value gains of $2.4 million in 2006. Second quarter earnings included $0.4 million (net to Enbridge) of unrealized fair value gains compared with losses of $0.3 million in 2006.
EEP’s six month 2007 adjusted operating earnings of $22.0 million (2006 — $17.0 million) reflected Enbridge’s increased ownership interest. EEP’s earnings were relatively consistent with the prior year as increased throughput on principal natural gas and liquids systems was offset by higher operating expenses. Six-month results were also negatively impacted by higher natural gas measurement losses and a processing plant temporary shutdown for maintenance in the first quarter.
EEP issued Class A and Class C partnership units in the second quarter of 2007 and because Enbridge did not fully participate in these offerings, dilution gains resulted and Enbridge’s ownership interest decreased from 16.6% on March 31, 2007 to 15.0% on June 30, 2007. During the first half of 2006, Enbridge had a 10.9% ownership interest in EEP.
In 2007, EIF earnings were reduced given the requirement to recognize future taxes within entities that will become taxable in 2011 as a result of the enactment of Bill C-52 “the Tax Fairness Plan”. This was partially offset by tax rate reductions on future income tax obligations previously recorded. Under Bill C-52, EIF will be taxable starting in 2011. EIF is carefully assessing the impact of the legislation on the business and financial outlook of EIF and its broader effect on the income trust sector as a whole, all with a view to adopting a strategy that will maximize value to unitholders going forward. The prior year included the impact of tax rate reductions.
Earnings for the three months ended June 30, 2007 were $33.4 million compared with $23.2 million for the three months ended June 30, 2006. The increase was primarily due to the impact of dilution gains as well as an increased ownership interest in EEP offset partially by tax rate changes in EIF which contributed positively to earnings in 2006.

Gas Distribution and Services
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Enbridge Gas Distribution	17.6	(5.1)	103.8	53.2
Noverco	(1.0)	1.2	16.0	15.1
CustomerWorks/ECS	1.5	3.7	5.5	10.3
Enbridge Gas New Brunswick	3.1	2.5	5.9	4.3
Other Gas Distribution	0.8	0.6	6.1	5.3
Energy Services	1.9	3.3	0.5	3.7
Aux Sable	(5.9)	0.2	(8.2)	1.2
Other	1.9	(1.3)	(0.3)	(2.0)
Revalue future income taxes due to tax rate changes	3.8	28.9	3.8	28.9

	23.7	34.0	133.1	120.0

Earnings were $133.1 million for the six months ended June 30, 2007 compared with $120.0 million for the six months ended June 30, 2006. The increase was due primarily to higher earnings from EGD, partially offset by the impact of tax rate reductions on future income tax balances in 2006.
EGD’s earnings improved from the prior year primarily due to the impact of colder weather. In 2006, weather was significantly warmer than normal, resulting in lower earnings, whereas in 2007, weather has been colder than normal. Earnings also increased because of improved expense management, customer growth as well as higher storage and transportation capacity transaction revenues.
CustomerWorks/ECS earnings decreased because, pursuant to an OEB recommendation, CustomerWorks transitioned customer care services related to EGD to a third party service provider.
Energy Services earnings in 2007 reflected $4.5 million of unrealized fair value losses ($0.2 million in the second quarter of 2007) on derivative instruments. After adjusting for these losses, performance over the six months was stronger which resulted from increased optimization of Enbridge assets, improved market fundamentals for crude oil and increased transportation and storage volumes, all within Tidal Energy. Energy Services includes Gas Services and Tidal Energy, which was included in Other in prior years.
Aux Sable earnings reflected unrealized fair value losses on derivative financial instruments of $11.1 million ($8.3 million in the second quarter of 2007). These financial instruments are used to mitigate the uncertainty of the Company’s share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Fractionation margins have been positive throughout the first half of 2007 and during the second quarter the Company recognized earnings under the upside sharing agreement.
Earnings for the three months ended June 30, 2007 were $23.7 million compared with $34.0 million for the same period in the prior year. The results reflected similar factors as those for the six-month results. However, the impact of the tax rate change in 2006 was more pronounced in the quarter resulting in a reduction in quarter over quarter earnings.

International
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

CLH	16.7	14.7	31.2	28.0
OCENSA/CITCol	8.1	8.1	16.4	16.3
Other	(0.8)	(1.5)	(1.6)	(1.2)

	24.0	21.3	46.0	43.1

Earnings for the six months ended June 30, 2007 were $46.0 million, compared with $43.1 million for the same period in 2006. CLH earnings increased slightly due to higher transportation tariffs, higher volumes and the impact of a stronger Euro.
Earnings for the three months ended June 30, 2007 reflect similar factors as those for the six-month results.
Corporate
Costs

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Corporate	(13.8)	(19.1)	(30.6)	(38.5)
Revalue future income taxes due to tax rate changes	—	14.0	—	14.0

	(13.8)	(5.1)	(30.6)	(24.5)

Corporate costs totaled $30.6 million for the six months ended June 30, 2007, compared with $24.5 million for the six months ended June 30, 2006. The increase in Corporate costs was primarily due to tax rate changes in 2006 partially offset by decreased interest expense resulting from lower levels of Corporate debt which was repaid from the net proceeds of the $566.4 million issuance of equity on February 2, 2007. Interest expense in Corporate was also lower in the second quarter of 2007 because the Company began to capitalize interest on certain organic growth projects, financed through Corporate debt.
LIQUIDITY AND CAPITAL RESOURCES
The Company expects to generate sufficient cash from operations to fund liabilities as they become due, finance budgeted investing activity, and pay common share dividends throughout 2007. The Company also expects to issue additional debt to fund planned capital expenditures during the year. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.
Debt Covenants
EGD has met the long-term debt issuance covenant contained in its trust indenture and is again able to issue new long-term debt as earnings for interest coverage improved as a result of the 2007 winter months being colder than the prior year. To issue new long-term debt, EGD is required to have a long-term debt interest coverage ratio of 2.0 times for 12 consecutive months in the previous 23 months.
Operating Activities
Cash from operations was $1,181.2 million for the six months ended June 30, 2007, a decrease of $18.6 million from the comparable prior year period. The decrease was due to operating assets and liabilities, mainly driven by a larger decrease in inventory during the first half of 2006 as a result of higher commodity prices in 2005, which increased the value of opening inventory that was sold during the six months ended June 30, 2006. Offsetting this partially are higher operating earnings at EGD and the receipt of insurance proceeds at EOP. The three month results ended June 30, 2007 reflected similar factors as the six-month results.
Investing Activities
Cash used for investing activities was $426.8 million (2006 — $212.8 million) and $913.3 million (2006 — $543.3 million) for the three and six months ended June 30, 2007. The increase reflected higher expenditures on property, plant and equipment due to new growth projects including Southern Lights, Hardisty Contract Terminal, Ontario Wind and the Neptune Pipeline. In addition, higher ongoing capital improvements and core maintenance expenditures were incurred primarily at EGD, Athabasca and the Enbridge System. There were no acquisitions in the current year, whereas the prior year included $101.4 million for the 65% joint venture interest in Olympic Pipeline.
Financing Activities
The Company’s debt to capitalization ratio was 59.7% at June 30, 2007 compared with 62.2% at June 30, 2006 primarily as a result of issuing common shares for $566.4 million during the first quarter. The proceeds were used to pay down corporate debt including the redemption of $200.0 million of preferred securities.
Cash used for financing activities during the six months ended June 30, 2007 was $151.1 million compared with $661.8 million for the six months ended June 30, 2006. Financing activities in the period included the issuance of common shares as mentioned above as well as the issuance of US$400.0 of long-term debt in the first quarter and US$650.0 million in the second quarter. These financing activities were used to repay short-term debt and finance new growth projects at attractive long-term interest rates. Short term borrowings decreased in the first half of 2007 commensurate with a similar reduction in EGD’s gas inventory. Dividend distributions increased from the prior year as more shares were outstanding and a higher dividend rate is being paid in the current year.
CHANGES IN ACCOUNTING POLICIES
Financial Instruments, Comprehensive Income, and Hedging Relationships
Effective January 1, 2007, the Company adopted new accounting standards for Financial Instruments - Recognition and Measurement, Financial Instruments — Disclosure and Presentation, Comprehensive Income, and Hedges. These policies were adopted prospectively and accordingly, the prior periods were not restated. However, unrealized gains and losses related to the Company’s foreign currency translation adjustments and net investment hedges are now included in Accumulated Other Comprehensive Income or Loss (AOCI) and unamortized deferred financing fees of $52.7 million were reclassified from deferred amounts and other assets to long-term debt.
The new standards require that the Company now recognize financial instruments, including cash flow and fair value hedges, on the balance sheet at fair value. The standards also require the classification of financial assets and liabilities according to expected use. Loans and receivables and instruments held to maturity remain recorded at amortized cost. With the exception of recognizing derivative instruments, including hedge instruments, at fair value, the Company has not changed the valuation of other financial instruments.
The adoption of the new standards did not impact the Company’s earnings or cash flows, however the Company recognized assets of $3.4 million, liabilities of $2.2 million, AOCI of $48.2 million and a decrease to retained earnings of $47.0 million as at January 1, 2007.

To the extent cash flow hedges are effective, the unrealized changes in fair value are recognized as assets or liabilities with the offset recorded in Accumulated Other Comprehensive Income, a component of equity, until the gains or losses are realized and recognized in earnings. Any hedge ineffectiveness is charged to current earnings. Unrealized changes in fair value hedges are recorded in earnings consistent with changes in the fair value of the underlying asset or liability. For the Company’s regulated operations, certain derivatives are recognized at fair value on the balance sheet with an offsetting regulatory asset or liability.
The Company does not use derivatives for speculative purposes, although certain economic hedges may fail to qualify for hedge accounting. For derivatives that do not qualify for hedge accounting the unrealized changes in fair value are charged to current earnings. The Company also utilizes fixed price forward physical commodity contracts to manage exposure to changes in commodity prices. Certain of the Company’s fixed price contracts are deemed derivatives and therefore recognized at fair value. Unrealized gains and losses are reflected in earnings.
Capital Disclosures and Financial Instruments – Disclosure and Presentation
Effective January 1, 2008, the Company will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation. The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements, and enhanced disclosure of risks associated with financial instruments and how those risks are managed.
SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,
except per share amounts)	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	2,728.7	3,358.2	2,785.7	2,184.9	2,327.2	3,346.7	2,712.8	1,657.1
Earnings applicable to common shareholders	146.5	227.0	171.1	95.5	157.9	190.9	174.0	67.8
Earnings per common share	0.41	0.65	0.50	0.28	0.47	0.56	0.52	0.20
Diluted earnings per common share	0.41	0.64	0.49	0.28	0.46	0.56	0.51	0.20
Dividends per common share	0.3075	0.3075	0.2875	0.2875	0.2875	0.2875	0.2875	0.2500

[1]	Quarterly Financial Information has been extracted from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.
Revenue includes amounts billed to customers of EGD for natural gas, which varies with fluctuations in the commodity price. Higher natural gas commodity prices increase revenues, but would not similarly impact earnings, given that the cost of natural gas flows through to customers. Fluctuations in commodity prices also impact revenues from Energy Services businesses.
In addition, revenue fluctuates due to the seasonality of EGD. Typically, revenue peaks in the winter months during the first quarter and, to a lesser extent, in the fourth quarter of the year when higher gas volumes are sold. Finally, EGD’s revenue and earnings are affected by variations in the weather, especially in the winter, when warmer or colder than normal temperatures can result in lower or higher distribution volumes, respectively.
Significant items that impacted the quarterly earnings and revenue, in addition to the seasonal fluctuations described above, were as follows:
•	Second quarter 2007 included higher earnings from EGD due to colder than normal weather and a dilution gain of $11.8 million in EEP.

•	First quarter 2007 included higher earnings from EGD due to colder weather than the prior year period and the receipt of 2005 hurricane insurance proceeds.

•	Fourth quarter earnings in 2006 reflected higher earnings from the Enbridge System and Aux Sable, offset by lower earnings from EGD due primarily to warmer weather than normal and higher costs.

•	Third quarter earnings in 2006 reflected higher earnings from Enbridge System, increased earnings from the Company’s investment in EEP and the initial recognition of upside sharing in Aux Sable.

•	Second quarter earnings in 2006 included the impact of tax rate reductions, which increased consolidated earnings by $48.9 million.

•	First quarter earnings in 2006 reflected increased earnings in the Enbridge System more than offset by lower results from EGD, due primarily to warmer than normal weather. Revenues in the first quarter of 2006 were higher due to higher commodity prices and were offset by higher commodity costs.

•	Fourth quarter earnings in 2005 included a gain of $7.6 million on the sale of land in CLH and a dilution gain of $4.3 million in EEP.

•	Third quarter earnings in 2005 were negatively impacted by Hurricanes Katrina and Rita and by non-cash losses on the fair value of derivatives in EEP.
OUTSTANDING SHARE DATA

Number of Shares

Common Shares – issued and outstanding (voting equity shares)	367,996,508
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (7,115,885 vested)	10,772,684

Outstanding share data information is provided as at July 23, 2007.
The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Six months ended
(unaudited; millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2007	2006	2007	2006

Earnings Applicable to Common Shareholders
Liquids Pipelines	65.8	68.6	134.7	134.9
Gas Pipelines	13.4	15.9	39.1	31.9
Sponsored Investments	33.4	23.2	51.2	43.4
Gas Distribution and Services	23.7	34.0	133.1	120.0
International	24.0	21.3	46.0	43.1
Corporate	(13.8)	(5.1)	(30.6)	(24.5)

	146.5	157.9	373.5	348.8

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	305.5	262.0	722.4	585.6
Cash provided by operating activities	415.3	485.3	1,181.2	1,199.8
Expenditures on property, plant and equipment	457.8	247.2	901.6	400.7
Acquisitions and long-term investments	14.8	0.2	15.4	156.3
Common share dividends	112.9	100.8	225.8	201.4

Per Share Information
Earnings per Common Share	0.41	0.47	1.06	1.03
Diluted Earnings per Common Share	0.41	0.46	1.05	1.02
Dividends per Common Share	0.3075	0.2875	0.6150	0.5750

Shares Outstanding (millions)
Weighted Average Common Shares Outstanding			353.6	339.3
Diluted Weighted Average Common Shares Outstanding			356.7	342.5

Operating
Liquids Pipelines – Deliveries (thousands of barrels per day)
Enbridge System	2,074	2,054	2,153	2,103
Athabasca System	236	315	263	317
Spearhead Pipeline	112	72	101	72
Olympic Pipeline	280	284	281	288
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,607	1,592	1,641	1,636
Vector Pipeline	973	1,011	990	1,082
Enbridge Offshore Pipelines	2,105	2,229	2,064	2,149
Gas Distribution and Services[1]
Volumes (billion cubic feet)	77	70	269	240
Number of active customers (thousands)	1,876	1,825	1,876	1,825
Degree day deficiency[2]
Actual	487	439	2,395	2,105
Forecast based on normal weather	499	546	2,288	2,440

1.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

2.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenues
Commodity sales	2,161.0	1,791.1	4,847.6	4,496.5
Transportation	482.7	478.3	1,085.0	1,062.2
Energy services	85.0	57.8	154.3	115.2

	2,728.7	2,327.2	6,086.9	5,673.9

Expenses
Commodity costs	2,047.0	1,695.6	4,578.8	4,287.6
Operating and administrative	274.6	248.9	554.9	503.3
Depreciation and amortization	151.9	146.2	299.0	292.2

	2,473.5	2,090.7	5,432.7	5,083.1

	255.2	236.5	654.2	590.8
Income from Equity Investments	36.4	43.3	80.4	98.1
Other Investment Income	67.0	22.7	108.6	50.2
Interest Expense	(133.2)	(136.8)	(273.8)	(275.1)

	225.4	165.7	569.4	464.0
Non-Controlling Interests	(19.4)	(19.8)	(25.0)	(33.2)

	206.0	145.9	544.4	430.8
Income Taxes	(57.8)	13.7	(167.5)	(78.6)

Earnings	148.2	159.6	376.9	352.2
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	146.5	157.9	373.5	348.8

Earnings Per Common Share	0.41	0.47	1.06	1.03

Diluted Earnings Per Common Share	0.41	0.46	1.05	1.02

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2007	2006	2007	2006

Earnings	148.2	159.6	376.9	352.2
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	32.3	—	41.5	—
Reclassification to earnings of realized cash flow hedges, net of tax	9.6	—	16.9	—
Other comprehensive gain/(loss) from equity investees	5.2	—	(5.0)	—
Non-Controlling interest in other comprehensive income	(2.8)	—	3.0	—
Change in foreign currency translation adjustment	(247.9)	(101.3)	(278.7)	(83.9)
Change in unrealized gains on net investment hedges, net of tax	98.0	36.8	100.1	30.5

Comprehensive Income	42.6	95.1	254.7	298.8

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Six months ended
	June 30,
(unaudited; millions of Canadian dollars)	2007	2006

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	2,416.1	2,343.8
Common shares issued	566.4	—
Dividend reinvestment and share purchase plan	9.2	9.5
Shares issued on exercise of stock options	18.7	35.0

Balance at End of Period	3,010.4	2,388.3

Contributed Surplus
Balance at beginning of period	18.3	10.0
Stock-based compensation	6.4	3.6
Option exercises	(1.0)	(1.3)

Balance at End of Period	23.7	12.3

Retained Earnings
Balance at beginning of period	2,322.7	2,098.2
Earnings applicable to common shareholders	373.5	348.8
Cumulative impact of change in accounting policy (Note 1)	(47.0)	—
Common share dividends	(225.8)	(201.4)
Dividends paid to reciprocal shareholder	6.7	6.1

Balance at End of Period	2,430.1	2,251.7

Accumulated Other Comprehensive Loss
Balance at beginning of period	(135.8)	(171.8)
Cumulative impact of change in accounting policy (Note 1)	48.2	—
Other comprehensive loss (Note 1)	(122.2)	(53.4)

Balance at End of Period	(209.8)	(225.2)

Reciprocal Shareholding
Balance at beginning of period	(135.7)	(135.7)
Participation in common shares issued	(18.6)	—

Balance at End of Period	(154.3)	(135.7)

Total Shareholders’ Equity	5,225.1	4,416.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2007	2006	2007	2006

Cash Provided By Operating Activities
Earnings	148.2	159.6	376.9	352.2
Depreciation and amortization	151.9	146.2	299.0	292.2
Unrealized losses on derivative instruments	6.4	—	13.5	—
Equity earnings in excess of cash distributions	(3.2)	(8.2)	(27.9)	(42.8)
Gain on reduction of ownership interest	(33.9)	—	(33.9)	—
Future income taxes	5.6	(49.7)	71.3	(48.1)
Other	30.5	14.1	23.5	32.1
Changes in operating assets and liabilities	109.8	223.3	458.8	614.2

	415.3	485.3	1,181.2	1,199.8

Investing Activities
Acquisitions	—	—	—	(101.4)
Long-term investments	(14.8)	(0.2)	(15.4)	(54.9)
Additions to property, plant and equipment	(457.8)	(247.2)	(901.6)	(400.7)
Affiliate loans	—	28.0	—	28.0
Change in construction payable	45.8	6.6	3.7	(14.3)

	(426.8)	(212.8)	(913.3)	(543.3)

Financing Activities
Net change in short-term borrowings and short-term debt	(536.3)	214.4	(1,110.4)	(553.2)
Net change in non-recourse short-term debt	3.9	4.5	7.2	4.5
Long-term debt issues	693.7	—	1,156.6	500.0
Long-term debt repayments	—	(400.0)	(534.5)	(400.0)
Non-recourse long-term debt issues	—	0.8	14.4	2.8
Non-recourse long-term debt repayments	(28.2)	(27.1)	(28.7)	(29.7)
Distributions to non-controlling interests	(7.0)	(13.8)	(12.7)	(19.9)
Common shares issued	18.7	18.4	586.2	38.5
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(112.9)	(100.8)	(225.8)	(201.4)

	30.2	(305.3)	(151.1)	(661.8)

Increase/(Decrease) in Cash and Cash Equivalents	18.7	(32.8)	116.8	(5.3)
Cash and Cash Equivalents at Beginning of Period	237.8	181.4	139.7	153.9

Cash and Cash Equivalents at End of Period	256.5	148.6	256.5	148.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2007	2006

Assets
Current Assets
Cash and cash equivalents	256.5	139.7
Accounts receivable and other	2,059.2	2,045.6
Inventory	547.0	868.9

	2,862.7	3,054.2
Property, Plant and Equipment, net	11,656.0	11,264.7
Long-Term Investments	2,154.2	2,299.4
Deferred Amounts and Other Assets	1,024.5	924.5
Intangible Assets	225.1	241.5
Goodwill	385.8	394.9
Future Income Taxes	175.0	200.1

	18,483.3	18,379.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	162.4	807.9
Accounts payable and other	1,877.9	1,723.8
Interest payable	91.1	95.1
Current maturities and short-term debt	200.7	537.0
Current portion of non-recourse debt	58.7	60.1

	2,390.8	3,223.9
Long-Term Debt	7,385.9	7,054.0
Non-Recourse Long-Term Debt	1,545.0	1,622.0
Other Long-Term Liabilities	234.2	91.1
Future Income Taxes	1,039.3	1,062.5
Non-Controlling Interests	663.0	715.2

	13,258.2	13,768.7

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,010.4	2,416.1
Contributed surplus	23.7	18.3
Retained earnings	2,430.1	2,322.7
Accumulated other comprehensive loss	(209.8)	(135.8)
Reciprocal shareholding	(154.3)	(135.7)

	5,225.1	4,610.6

	18,483.3	18,379.3

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2006 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 5. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2006 Annual Report, except as described in Note 1.
Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.
Certain comparative amounts have been reclassified to conform to the current year’s presentation.
1. CHANGES IN ACCOUNTING POLICIES
Financial Instruments, Comprehensive Income and Hedging Relationships
Effective January 1, 2007, the Company adopted new accounting standards for Financial Instruments - Recognition and Measurement, Financial Instruments — Disclosure and Presentation, Comprehensive Income, and Hedges. These policies were adopted prospectively and accordingly, the prior periods were not restated, however unrealized gains and losses related to the Company’s foreign currency translation adjustments and net investment hedges are now included in Accumulated Other Comprehensive Income or Loss (AOCI).
The adoption of the new standards did not impact the Company’s earnings or cash flows.
Financial Instruments
Measurement and Presentation
The new standards require that all financial assets and liabilities are recorded at fair value, except loans and receivables and certain instruments held to maturity which are measured at amortized cost. For instruments measured at fair value, unrealized changes in fair value are recognized in earnings, unless the instrument is an available for sale asset or is an effective hedge and is designated as a cash flow hedging instrument, in which case the unrealized changes are recorded in Other Comprehensive Income.
With the exception of recognizing derivative instruments, including hedge instruments, at fair value, the Company has not changed the valuation of other financial instruments.
The Company utilizes fixed price forward physical commodity contracts to manage exposure to changes in commodity prices. Certain of the fixed price contracts are deemed derivative instruments and therefore recognized at fair value. Unrealized fair value changes related to these instruments are recorded in current earnings. The Company’s Energy Services businesses had unrealized losses of $0.2 million (after tax) and $4.5 million (after tax) for the three and six months ended June 30, 2007 related to fixed price commodity purchases and sales.
The Company’s regulated liquids pipeline segment utilizes a fixed price contract and related financial instrument to manage the mix of fixed and floating commodity costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be recognized over the life of the fixed price contract.

As a result of the new standards for derivative instruments, on January 1, 2007, the Company recognized a liability of $5.8 million for unrealized financial instrument losses, an asset of $29.0 million related to the fixed price commodity contracts and a regulatory liability of $23.2 million. At June 30, 2007, the Company recognized a liability of $9.4 million for unrealized financial instrument losses, an asset of $42.5 million related to the fixed price commodity contract and a regulatory liability of $33.1 million.
Transaction Costs
On January 1, 2007, the Company reclassified unamortized deferred financing fees of $52.7 million from deferred amounts and other assets to long-term debt as a result of adopting the new standards. The reclassification of debt issue costs has no impact on earnings. Financing fees are amortized using the effective interest rate method over the life of the related debt instrument.
Comprehensive Income
The new standards also require the Company to present a Consolidated Statement of Comprehensive Income which consists of earnings, the effective portion of changes in unrealized gains and losses related to cash flow hedges; unrealized gains and losses on available for sale assets; and unrealized foreign exchange gains and losses related to self sustaining foreign investments and the net investment hedges of those foreign investments. The cumulative changes in Comprehensive Income are recorded in AOCI, a separate component of shareholders’ equity. AOCI also includes the Company’s share of the AOCI of equity investees. Unrealized gains and losses included in AOCI are reclassified to earnings when they become realized in accordance with hedge accounting standards or in the case of available for sale assets when they are sold.
Hedges
The Company utilizes derivatives and non-derivative instruments to manage changes in commodity prices, foreign currency exchange rates and interest rates. Hedge accounting continues to be optional, and it requires that the Company document the hedging relationship and test the hedging item’s effectiveness in offsetting changes in fair values or cash flows of the underlying hedged item on an ongoing basis. The Company presents the earnings and cash flow effects of hedging items with the hedged transaction.
Cash Flow Hedges
The Company utilizes cash flow hedges to manage changes in commodity prices, foreign currency exchange rates and interest rates. The effective portion of the change in fair value of the cash flow hedging instrument is recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. Any hedge ineffectiveness is recorded in current period earnings.
For the Company’s regulated gas distribution businesses, a portion of the gas purchases are hedged using cash flow hedges on behalf of the ratepayers. The effective portion of changes in the fair value of the cash flow hedges are deferred as an asset or liability until they are settled and an offsetting asset or liability is recorded. Upon settlement, the recognized gain or loss is refunded to or collected from ratepayers in subsequent period rates. The Company recognized a liability of $26.6 million for unrealized losses related to gas purchase hedges for regulated gas distribution businesses at January 1, 2007, and a regulatory receivable of $26.6 million. Pursuant to the Ontario Energy Board’s final decision issued July 5, 2007 regarding EGD’s 2007 rate application directing EGD to cease its risk management program, EGD will no longer utilize derivative and non-derivative instruments to manage changes in commodity prices, effective July 2007.
As a result of the new standards for cash flow hedges, the Company recognized a net asset of $79.4 million for unrealized net gains related to interest rate, foreign exchange and commodity hedges at January 1, 2007. The Company reduced deferred amounts by $66.1 million and retained earnings (pre-tax) for historical fair value adjustments related to certain cash flow hedges.

If a derivative instrument designated as a cash flow hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred and recognized concurrently with the related transaction. If the anticipated transaction is no longer probable, the gain or loss is recognized immediately in earnings. Subsequent gains and losses from ineffective derivative instruments are recognized in earnings in the period they occur. During the six month period ended June 30, 2007, the Company terminated interest rate forwards relating to an anticipated debt issuance that was no longer required resulting in the recognition of a $1.0 million (after tax) gain.
The Company does not use derivative instruments for speculative purposes. However, if a derivative instrument is not an effective hedge for accounting purposes or is not documented as a hedging item, changes in the fair value are recorded in current period earnings. The Company recognized net unrealized mark to market derivative losses of $3.5 million (after tax) and $6.3 million (after tax) for the three and six months ended June 30, 2007 related to non-qualifying instruments.
At June 30, 2007, the Company has a net asset of $161.6 million for the unrealized fair value of effective cash flow hedges. Cash flow hedges expire over periods ranging from less than one year to 22 years. The Company estimates that $30.6 million (after tax) of the AOCI will be reclassified to earnings in the next 12 months.
Fair Value Hedges
The Company may utilize fair value hedges to hedge the fair value of debt instruments or commodity positions. The change in fair value of the hedging instrument is recorded in earnings with changes in the fair value of the hedged asset or liability that is designated as part of the hedging relationship. If a fair value hedge is discontinued or ceases to be effective, the hedged asset or liability ceases to be remeasured to fair value, and the fair value adjustment is recognized in earnings over the remaining life of the hedged item. If the hedged item is settled, any remaining fair value adjustment is recognized immediately in earnings. As at June 30, 2007, the Company did not have any outstanding fair value hedges.
Net Investment Hedges
The Company utilizes net investment hedges to manage the carrying values of U.S. Dollar and Euro denominated foreign investments. The effective portion of the change in the fair value of the hedging instrument is recorded in other comprehensive income. Any ineffectiveness is recorded in current period earnings. Amounts recognized in AOCI are recognized in earnings when there is reduction of the hedged net investment resulting from ownership dilutions or a sale of ownership interests. At June 30, 2007, the Company recognized a net asset of $489.5 million related to net investment hedges. Net investment hedges expire over periods ranging from less than one year to 15 years.
The adoption of the new standards resulted in the following adjustments on January 1, 2007:

(millions of Canadian dollars)	January 1, 2007
		Liabilities
Increase/(Decrease)	Assets	and Equity

Accounts Receivable and Other	5.4
Deferred Amounts and Other Assets	55.3
Long-Term Investments	(57.3)
Accounts Payable and Other		57.6
Long-Term Debt		(52.7)
Other Long-Term Liabilities		42.5
Future Income Taxes		(18.9)
Non-Controlling Interest		(26.3)
Accumulated Other Comprehensive Income		48.2
Retained Earnings		(47.0)

	3.4	3.4

Components of Accumulated Other Comprehensive Income/(Loss)

			Non-	Cumulative	Net
	Cash Flow	Equity	Controlling	Translation	Investment
(millions of Canadian dollars)	Hedges	Investees	Interests	Adjustment	Hedges	Total

Balance, January 1, 2006	—	—	—	(486.7)	428.1	(58.6)
Tax impact	—	—	—	—	(113.2)	(113.2)

	—	—	—	(486.7)	314.9	(171.8)

Changes during the period	—	—	—	(83.9)	36.1	(47.8)
Tax impact	—	—	—	—	(5.6)	(5.6)

	—	—	—	(83.9)	30.5	(53.4)

Balance June 30, 2006	—	—	—	(570.6)	345.4	(225.2)

Balance, January 1, 2007	—	—	—	(399.1)	379.1	(20.0)
Tax impact	—	—	—	—	(115.8)	(115.8)

				(399.1)	263.3	(135.8)

Adjustment on adoption	79.4	(57.3)	26.3	—	—	48.4
Tax impact	(20.3)	20.1	—	—	—	(0.2)

	59.1	(37.2)	26.3	—	—	48.2

Changes during the period	82.2	(8.5)	3.0	(278.7)	110.4	(91.6)
Tax impact	(23.8)	3.6	—	—	(10.4)	(30.6)

	58.4	(4.9)	3.0	(278.7)	100.0	(122.2)

Balance June 30, 2007	117.5	(42.1)	29.3	(677.8)	363.3	(209.8)

Capital Disclosures and Financial Instruments – Disclosure and Presentation
Effective January 1, 2008, the Company will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation. The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements and enhanced disclosure of risks associated with financial instruments, as well as how those risks are managed.
2. SEGMENTED INFORMATION
Three months ended June 30, 2007

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	258.2	78.5	69.2	2,320.6	2.2	—	2,728.7
Commodity costs	—	—	—	(2,047.0)	—	—	(2,047.0)
Operating and administrative	(100.5)	(20.8)	(19.9)	(125.0)	(3.4)	(5.0)	(274.6)
Depreciation and amortization	(38.9)	(21.3)	(19.9)	(70.5)	(0.3)	(1.0)	(151.9)

	118.8	36.4	29.4	78.1	(1.5)	(6.0)	255.2
Income from equity investments	(0.1)	—	27.6	(5.2)	14.4	(0.3)	36.4
Other investment income	3.5	1.8	35.8	3.8	12.2	9.9	67.0
Interest and preferred share dividends	(24.7)	(16.6)	(15.3)	(47.7)	—	(30.6)	(134.9)
Non-controlling interests	(0.5)	—	(17.1)	(1.8)	—	—	(19.4)
Income taxes	(31.2)	(8.2)	(27.0)	(3.5)	(1.1)	13.2	(57.8)

Earnings applicable to common shareholders	65.8	13.4	33.4	23.7	24.0	(13.8)	146.5

Three months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	246.1	86.4	63.4	1,928.5	2.8	—	2,327.2
Commodity costs	—	—	—	(1,695.6)	—	—	(1,695.6)
Operating and administrative	(85.2)	(24.7)	(18.0)	(113.5)	(4.6)	(2.9)	(248.9)
Depreciation and amortization	(40.1)	(20.4)	(17.9)	(66.4)	(0.1)	(1.3)	(146.2)

	120.8	41.3	27.5	53.0	(1.9)	(4.2)	236.5
Income from equity investments	(0.1)	—	22.7	6.6	14.1	—	43.3
Other investment income	0.8	3.2	0.8	6.1	13.6	(1.8)	22.7
Interest and preferred share dividends	(27.6)	(18.5)	(15.0)	(46.1)	—	(31.3)	(138.5)
Non-controlling interests	(0.5)	—	(17.9)	(1.4)	—	—	(19.8)
Income taxes	(24.8)	(10.1)	5.1	15.8	(4.5)	32.2	13.7

Earnings applicable to common shareholders	68.6	15.9	23.2	34.0	21.3	(5.1)	157.9

Six months ended June 30, 2007

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	531.9	165.1	132.8	5,252.2	4.9	—	6,086.9
Commodity costs	—	—	—	(4,578.8)	—	—	(4,578.8)
Operating and administrative	(202.4)	(41.1)	(37.3)	(259.0)	(7.2)	(7.9)	(554.9)
Depreciation and amortization	(77.9)	(44.3)	(38.1)	(136.1)	(0.5)	(2.1)	(299.0)

	251.6	79.7	57.4	278.3	(2.8)	(10.0)	654.2
Income from equity investments	(0.4)	—	44.2	8.0	29.2	(0.6)	80.4
Other investment income	3.7	17.1	36.8	8.1	21.1	21.8	108.6
Interest and preferred share dividends	(49.8)	(34.2)	(30.5)	(100.5)	—	(62.2)	(277.2)
Non-controlling interests	(0.7)	—	(21.1)	(3.2)	—	—	(25.0)
Income taxes	(69.7)	(23.5)	(35.6)	(57.6)	(1.5)	20.4	(167.5)

Earnings applicable to common shareholders	134.7	39.1	51.2	133.1	46.0	(30.6)	373.5

Six months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	493.9	173.1	125.4	4,876.2	5.3	—	5,673.9
Commodity costs	—	—	—	(4,287.6)	—	—	(4,287.6)
Operating and administrative	(170.0)	(47.1)	(32.9)	(238.9)	(7.8)	(6.6)	(503.3)
Depreciation and amortization	(78.7)	(42.4)	(36.0)	(132.1)	(0.4)	(2.6)	(292.2)

	245.2	83.6	56.5	217.6	(2.9)	(9.2)	590.8
Income from equity investments	(0.1)	—	54.2	17.6	26.4	—	98.1
Other investment income	1.0	6.0	1.7	10.4	25.7	5.4	50.2
Interest and preferred share dividends	(50.8)	(37.3)	(30.0)	(94.8)	—	(65.6)	(278.5)
Non-controlling interests	(0.9)	—	(30.0)	(2.3)	—	—	(33.2)
Income taxes	(59.5)	(20.4)	(9.0)	(28.5)	(6.1)	44.9	(78.6)

Earnings applicable to common shareholders	134.9	31.9	43.4	120.0	43.1	(24.5)	348.8

Additions to Property, Plant and Equipment

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2007	2006	2007	2006

Liquids Pipelines	249.6	74.0	460.3	136.9
Gas Pipelines	46.1	52.4	116.8	59.6
Sponsored Investments	13.2	1.7	19.0	3.3
Gas Distribution and Services	143.3	114.5	297.4	193.0
International and Corporate	—	10.2	10.8	11.8

	452.2	252.8	904.3	404.6

3. POST-EMPLOYMENT BENEFITS
Pension Plans
The Company has three pension plans, which provide either defined benefit or defined contribution pension benefits, or both, for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides company funded defined benefit pension benefits for U.S. based employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.
Net Pension and OPEB Costs Recognized

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2007	2006	2007	2006

Benefits earned during the period	13.0	10.8	26.4	21.6
Interest cost on projected benefit obligations	16.9	16.2	34.0	32.3
Expected return on plan assets	(21.8)	(21.1)	(43.7)	(42.3)
Amortization of unrecognized amounts	3.5	3.8	7.4	7.8
Amount charged to Enbridge Energy Partners, L.P.	(2.6)	(2.5)	(5.7)	(5.2)

Pension and OPEB costs recognized	9.0	7.2	18.4	14.2

The above reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB costs were $15.4 million for the six month period ended June 30, 2007 (2006 — $11.7 million) and $7.9 million for the three month period ended June 30, 2007 (2006 — $6.0 million).
4. COMMITMENTS
The Company has signed contracts for the purchase of pipe and other materials totaling $718 million, to be used in the construction of several liquids pipelines projects including the Southern Lights project, the Alberta Clipper project, the Southern Access Expansion and the Line 4 Extension project.
5. UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

Earnings and Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Earnings under Canadian and U.S. GAAP applicable to Common Shareholders	146.5	157.9	373.5	348.8

Earnings under Canadian and U.S. GAAP	148.2	159.6	376.9	352.2
Other Comprehensive Loss under Canadian GAAP	(105.6)	(64.5)	(122.2)	(53.4)
Unrealized net gain/(loss) on cash flow hedges[3]	—	21.1	—	(23.2)
Underfunded pension adjustment (net of tax) [4]	0.3	—	1.1	—

Comprehensive income under U.S. GAAP	42.9	116.2	255.8	275.6

Earnings per common share	0.41	0.47	1.06	1.03

Diluted earnings per common share	0.41	0.46	1.05	1.02

Financial Position

	June 30, 2007		December 31, 2006
(millions of dollars)	Canada	United States	Canada	United States

Assets
Cash and cash equivalents[2,5]	256.5	354.0	139.7	347.0
Accounts receivable and other[2,3,5]	2,059.2	2,661.5	2,045.6	2,920.0
Inventory[2,5]	547.0	673.3	868.9	1,005.0

	2,862.7	3,688.8	3,054.2	4,272.0
Property, plant and equipment, net[2,5]	11,656.0	16,500.8	11,264.7	15,628.4
Long-term investments[2,5]	2,154.2	1,273.7	2,299.4	1,368.8
Deferred amounts and other assets[1,2,3,4,5]	1,024.5	1,704.1	924.5	1,540.5
Intangible assets[5]	225.1	328.6	241.5	348.0
Goodwill[5]	385.8	758.4	394.9	803.2
Future Income taxes[5]	175.0	175.4	200.1	200.1

	18,483.3	24,429.8	18,379.3	24,161.0

Liabilities and Shareholders’ Equity
Short-term borrowings	162.4	162.4	807.9	807.9
Accounts payable and other[2,3,5]	1,877.9	2,731.0	1,723.8	2,818.6
Interest payable[5]	91.1	104.0	95.1	108.4
Current maturities and short-term debt	200.7	200.7	537.0	537.0
Current maturities of non-recourse debt[2,5]	58.7	241.1	60.1	83.2

	2,390.8	3,439.2	3,223.9	4,355.1
Long-term debt[3]	7,385.9	7,445.3	7,054.0	7,054.0
Non-recourse long-term debt[2,5]	1,545.0	3,666.8	1,622.0	4,029.6
Other long-term liabilities[2,4,5]	234.2	475.3	91.1	310.8
Future income taxes [1,2,3,4,5]	1,039.3	1,671.6	1,062.5	1,696.4
Non-controlling interests[5]	663.0	2,566.0	715.2	2,163.9

	13,258.2	19,264.2	13,768.7	19,609.8

Shareholders’ Equity
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,010.4	3,010.4	2,416.1	2,416.1
Contributed surplus	23.7	—	18.3	—
Retained earnings	2,430.1	2,397.2	2,322.7	2,242.8
Additional paid in capital	—	67.6	—	62.2
Foreign currency translation adjustment[3]	—	—	(135.8)	—
Accumulated other comprehensive loss[3,4]	(209.8)	(280.3)	—	(159.2)
Reciprocal shareholding	(154.3)	(154.3)	(135.7)	(135.7)

	5,225.1	5,165.6	4,610.6	4,551.2

	18,483.3	24,429.8	18,379.3	24,161.0

1.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $645.9 million (2006 — $648.7 million) was recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $934.6 million (2006 — $926.7 million).

2.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

3.	Accumulated Other Comprehensive Loss

At June 30, 2007, Accumulated Other Comprehensive Loss of $280.3 million (2006 — $159.2 million) consists of the cumulative translation adjustment and net investment hedges of $314.5 million (2006 — $164.1 million), net unrealized gains of $104.7 million (2006 — $76.5 million) on cash flow hedges, and an underfunded pension status of $70.5 million (2006 — $71.6 million). As of January 1, 2007, the cumulative translation adjustment and unrealized gains or losses on cash flow hedges are recognized in accumulated other comprehensive loss under Canadian GAAP. As a result, the only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The Company estimates that approximately $2.8 million, related to pension and OPEB plans, at June 30, 2007, will be reclassified into earnings during the next twelve months.

Financial instruments are now recognized in Canadian GAAP in the same manner as U.S. GAAP, eliminating any future Canadian – U.S. GAAP differences related to derivatives and hedges for the Company. As a result of the Canadian adoption, certain comparative balances have been re-classified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to deferred amounts and other assets.

4.	Pension Funding Status

The Company adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2006. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the year in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $108.5 million (2006 — $110.1 million) for the underfunded status of the plans, a deferred tax asset of $38.0 million (2006 — $38.5 million) and accumulated other comprehensive loss of $70.5 million (2006 -$71.6 million). As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30, to December 31, effective for the year ended December 31, 2008.

5.	Consolidation of a Limited Partnership

Effective January 1, 2006, the Company adopted, without restatement of prior periods, EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. As a result of adopting EITF 04-5, the Company is consolidating its 15.0% interest in Enbridge Energy Partners (EEP) for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $5,322.2 million (2006 — $5,084.8) and no changes to equity and earnings.

6.	Uncertain Tax Positions

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 addresses the threshold for recognizing a tax position in the financial statements. The adoption of FIN 48 did not have an impact on the consolidated financial statements.